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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 5)*



                              Oracle Corporation

                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68389X105
                    ----------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              PAGE 1 OF 5 PAGES
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CUSIP No. 68389X105                  13G               PAGE 2 OF 5 PAGES
          -----------

 1   NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Lawrence Joseph Ellison

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          Not Applicable.                                        (a)  [  ]
                                                                 (b)  [  ]
  3    SEC USE ONLY

  4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

               5    SOLE VOTING POWER

                         98,999,691 (includes options to purchase
                         2,259,000 shares exercisable within
                         60 days of December 31, 1995)

  NUMBER OF
    SHARES
 BENEFICIALLY  6    SHARED VOTING POWER
   OWNED BY
     EACH                -0-
   REPORTING
    PERSON     7    SOLE DISPOSITIVE POWER
     WITH

                         98,999,691 (includes options to purchase
                         2,259,000 shares exercisable within
                         60 days of December 31, 1995)


               8    SHARED DISPOSITIVE POWER

                         -0-

  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          98,999,691 (includes options to purchase
          2,259,000 shares exercisable within
          60 days of December 31, 1995)


 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

          Not Applicable

 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


          22.55%


 12    TYPE OF REPORTING PERSON

          IN
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CUSIP No. 68389X105                  13G               PAGE 3 OF 5 PAGES
          -----------

Item 1(a).  Name of Issuer

            Oracle Corporation


Item 1(b).  Address of Issuer's Principal Executive Offices

            500 Oracle Parkway
            Redwood City, CA 94065

Item 2(a).  Name of Person Filing

            Lawrence Joseph Ellison


Item 2(b).  Address of Principal Business Office or, if none, Residence

            500 Oracle Parkway
            Redwood City, CA 94065


Item 2(c).  Citizenship

            United States


Item 2(d).  Title of Class of Securities

            Common Stock, par value $.01 per share

            Preferred Stock Purchase Rights



Item 2(e).  CUSIP Number

            68389X105


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                N/A





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CUSIP No. 68389X105                  13G               PAGE 4 OF 5 PAGES
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Item 4.   Ownership

                (a) Amount Beneficially Owned:


                    98,999,691 (includes options to purchase 2,259,000 shares exercisable within 60 days of December 31, 1995)



                (b) Percent of Class:    22.55%


                (c) Number of shares as to which such person has:


                    (i) sole power to vote or to direct the vote
                        98,999,691 (of which 2,259,000 are options to purchase shares exercisable within 60 days of December 31, 1995)


                   (ii) shared power to vote or to direct the vote
                        -0-


                  (iii) sole power to dispose or to direct the disposition of
                        98,999,691 (of which 2,259,000 are options to purchase shares exercisable within 60 days of December 31, 1995)


                   (iv) shared power to dispose or to direct the disposition of
                        -0-


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


          Not Applicble.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable.





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CUSIP No. 68389X105                  13G               PAGE 5 OF 5 PAGES
          -----------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not Applicable.


Item 8.   Identification and Classification of Members of the Group

          Not Applicable.


Item 9.   Notice of Dissolution of Group

          Not Applicable.


Item 10.  Certification

          Not Applicable.


Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                February  13, 1996

                            -----------------------------------
                                      Date


                            /s/ Lawrence J. Ellison
                            -----------------------------------
                                Lawrence J. Ellison,
                                President and Chief Executive Officer